Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Experts” and “Selected Financial Data” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-151578) and related Prospectus of O’Reilly Automotive, Inc. for the registration of shares of its common stock to be exchanged for common stock of CSK Auto Corporation in connection with O’Reilly Automotive Inc.’s acquisition of CSK Auto Corporation and to the incorporation by reference therein of our reports dated February 27, 2008, with respect to the consolidated financial statements of O’Reilly Automotive, Inc., and the effectiveness of internal control over financial reporting of O’Reilly Automotive, Inc., incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2007, and the financial statement schedule included therein filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Kansas City, Missouri

June 19, 2008